SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

AMENDMENT NO. 5

Casey’s General Stores, Inc.
(Name of Subject Company (Issuer))

Casey’s General Stores, Inc.
 (Names of Filing Persons (Issuer and Offeror))

Common Stock, no par value per share
(Title of Class of Securities)

147528103
(CUSIP Number of Class of Securities)

William J. Walljasper
Senior Vice President and Chief Financial Officer
Casey’s General Stores, Inc.
One Convenience Blvd.
P.O. Box 3001
Ankeny, Iowa 50021-8045
Telephone: (515) 965-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Filing Person(s) Filing Statement)

Copies to: Allen Finkelson, Esq. George F. Schoen, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 Telephone: (212) 474-1000

CALCULATION OF FILING FEE
TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$500,000,000	$35,650

(1) Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase for not more than $500,000,000 in aggregate of up to 13,157,894 shares of common stock of Casey’s General Stores, Inc.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, equals $71.30 per million of the value of the transaction.

☑
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$35,650	Filing Party:	Casey’s General Stores, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed	July 29, 2010

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☑ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

            This Amendment No. 5 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by Casey’s General Stores, Inc., an Iowa corporation (“Casey’s” or the “Company”) on July 29, 2010 (as amended, the “Schedule TO”) relating to the offer by Casey’s to purchase for cash up to $500 million in value of shares of common stock, no par value per share, of the Company (“Shares”), together with the associated rights to purchase Series A Serial Preferred Stock, no par value per share, of the Company issued pursuant to the Rights Agreement dated as of April 16, 2010, between the Company and Computershare Trust Company, N.A., as Rights Agent, at a price not greater than $40.00 per Share nor less than $38.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 29, 2010 (as amended, the “Offer to Purchase”) and the related Letter of Transmittal.

This Amendment is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended. Except as otherwise set forth below, the information set forth in the Schedule TO, including all exhibits thereto that were previously filed with the Schedule TO, remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 1 through Item 11

(1) The third paragraph under the caption “Litigation with Couche-Tard” in section “2. Purpose of the Tender Offer; Certain Effects of the Tender Offer” of the Offer to Purchase is hereby amended and supplemented by adding the following at the end of such paragraph:

            On August 16, 2010, Couche-Tard filed its reply brief in support of its motion for judgment on the pleadings. On August 17, 2010, the court ordered that the hearing on the Company’s application for preliminary injunction shall be moved to September 1, 2010.

(2) The third paragraph under the caption “Shareholder Litigation” in section “2. Purpose of the Tender Offer; Certain Effects of the Tender Offer” of the Offer to Purchase is hereby amended and supplemented by adding the following at the end of such paragraph:

            On August 13, 2010, Casey’s filed a motion to dismiss the Carpenters Pension Trust Complaint.

(3) The second paragraph under the caption “Shareholder Litigation” in section “2. Purpose of the Tender Offer; Certain Effects of the Tender Offer” of the Offer to Purchase is hereby amended and supplemented by adding the following at the end of such paragraph:

            On August 16, 2010, the plaintiffs in the consolidated action filed an amended and consolidated petition. In addition to the claims asserted and relief sought in the original Mercier complaint, the amended and consolidated petition asserts a derivative claim for breach of fiduciary duty against the Board and seeks, among other things, an order requiring the Board to terminate the recapitalization plan.

Item 12.	Exhibits

           “Item 12.  Exhibits” to the Schedule TO is hereby amended and restated as follows:

(a)(1)(A)*	Offer to Purchase, dated July 29, 2010.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 29, 2010.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 29, 2010.
(a)(1)(F)*	Letter to participants in the Casey’s General Stores 401(k) Plan, dated July 29, 2010.
(a)(1)(G)*	Instruction form provided to participants in the Casey’s General Stores 401(k) Plan.
(a)(1)(H)*	Instructions and option election form for tender through conditional exercise of options.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)(A)	Press Release, dated July 28, 2010 (incorporated by reference to Exhibit 99.1 to Casey’s General Stores, Inc.’s Form 8-K filed July 28, 2010).
(a)(5)(B)*	Summary Newspaper Advertisement, as published in The Wall Street Journal on July 29, 2010.
(a)(5)(C)	Employee Communication, dated July 28, 2010 (incorporated by reference to Exhibit 99.2 to Casey’s General Stores, Inc.’s Form 8-K filed July 28, 2010).
(a)(5)(D)	Press Release, dated August 2, 2010 (incorporated by reference to Exhibit 99.1 to Casey’s General Stores, Inc.’s Form 8-K filed August 2, 2010).
(a)(5)(E)	Press Release, dated August 10, 2010 (incorporated by reference to Exhibit 99.1 to Casey’s General Stores, Inc.’s Form 8-K filed August 10, 2010).
(a)(5)(F)	Employee Communication, dated August 10, 2010 (incorporated by reference to Exhibit 99.2 to Casey’s General Stores, Inc.’s Form 8-K filed August 10, 2010).
(a)(5)(G)	Press Release, dated August 12, 2010 (incorporated by reference to Exhibit 99.1 to Casey’s General Stores, Inc.’s Form 8-K filed August 12, 2010).
(a)(5)(H)	Letter to shareholders of Casey’s General Stores, Inc., dated August 12, 2010 (incorporated by reference to Exhibit 99.2 to Casey’s General Stores, Inc.’s Form 8-K filed August 12, 2010).
(a)(5)(I)
Regulation FD Disclosure furnished to the Securities and Exchange Commission under Item 7.01 on the Company’s  Form 8-K dated August 16, 2010 (the “August 16 Form 8-K”) (incorporated by reference to the August 16 Form 8-K).

(a)(5)(J)**	Investor Presentation by Casey’s General Stores, Inc., dated August 19, 2010 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Casey’s General Stores, Inc. on August 19, 2010).
(b)	Not Applicable.
(d)(1)
Casey’s General Stores, Inc. Non-Employee Directors’ Stock Option Plan (incorporated by reference to Exhibit 10.27 to Casey’s General Stores, Inc.’s Form 10-Q filed September 13, 1994) and related form of Grant Agreement (incorporated by reference to Exhibit 10.27 to Casey’s General Stores, Inc.’s Form 8-K filed May 3, 2005).

(d)(2)
Casey’s General Stores, Inc. 2000 Stock Option Plan (incorporated by reference to Exhibit 10.33 to Casey’s General Stores, Inc.’s Form 10-K405 filed July 25, 2001) and related form of Grant Agreement (incorporated by reference to Exhibit 10.33 to Casey’s General Stores, Inc.’s Form 8-K filed July 6, 2005).

(d)(3)	Form of “change of control” Employment Agreement (incorporated by reference to Exhibit 10.29(a) to Casey’s General Stores, Inc.’s Form 8-K filed June 2, 2010).
(d)(4)	Employment Agreement with Robert J. Myers (incorporated by reference to Exhibit 99.1 to Casey’s General Stores, Inc.’s Form 8-K filed April 21, 2010).
(d)(5)	Executive Nonqualified Excess Plan Document and related Adoption Agreement (incorporated by reference to Exhibit 10.38 to Casey’s General Stores, Inc.’s Form 10-K filed June 29, 2007).
(d)(6)
Casey’s General Stores, Inc. 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.41 to Casey’s General Stores, Inc.’s Form 8-K filed September 23, 2009) and related form of Restricted Stock Units Agreement (incorporated by reference to Exhibit (e)(8) to Casey’s General Stores, Inc.’s Schedule 14D-9/A filed June 24, 2010).

(d)(7)
Rights Agreement between Casey’s General Stores, Inc. and Computershare Trust Company, N.A., relating to Series A Serial Preferred Stock Purchase Rights (incorporated by reference from Casey’s General Stores, Inc.’s Form 8-K filed April 16, 2010).

(d)(8)	Casey’s General Stores 401(k) Plan (incorporated by reference to Exhibit 10.34 to Casey’s General Stores, Inc.’s Form 10-K filed July 29, 2003).
(g)	Not Applicable.
(h)	Not Applicable.

*	Previously filed as exhibits to the Schedule TO.
**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CASEY'S GENERAL STORES, INC.

By:
/s/ William J. Walljasper
Name: William J. Walljasper
Title: Senior Vice President and Chief Financial Officer

Dated: August 19, 2010